Joshua A. Kaufman T: +1 212 479 6495 josh.kaufman@cooley.com	VIA EDGAR AND OVERNIGHT COURIER

May 16, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Legal Branch Chief
Tom Jones, Legal Staff Attorney
Brian Cascio, Accounting Branch Chief
Julie Sherman, Accounting Staff Attorney

Re:	Aquantia Corp.
Amendment No. 5 to
Draft Registration Statement on Form S-1
Submitted March 1, 2017
CIK No. 0001316016

Ladies and Gentlemen:

On behalf of Aquantia Corp. (the “Company”), we are providing this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter, dated March 22, 2017 (the “Comment Letter”), relating to the Company’s Amendment No. 5 to Draft Registration Statement on Form S-1, confidentially submitted on March 1, 2017 (the “Fifth Amended DRS”).

The Company is concurrently confidentially submitting Amendment No. 6 to the Draft Registration Statement (the “Sixth Amended DRS”), which reflects changes made in response to certain of the comments contained in the Comment Letter. We are also sending the Staff a copy of this letter along with four copies of the Sixth Amended DRS marked to show all changes from the Fifth Amended DRS.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Sixth Amended DRS. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Sixth Amended DRS.

Future changes, page 28

1.	Please clarify how the initiatives and reforms that you mention in the first sentence of this risk factor could have a material adverse effect on you. Also clarify how the “already enacted legislation” would have a material adverse effect on you.

In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the Sixth Amended DRS to provide the explanations requested by the Staff.

U.S. Securities and Exchange Commission

May 16, 2017

Customer Demand and Product Life Cycles, page 54

2.	Please address that part of prior comment 2 seeking information regarding the portion of your revenue attributable to the product that you expect to be replaced. If material, your disclosure should make clear the extent of the historic reliance on the product being replaced, and the extent to which the replacement is occurring.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company is not aware of any known trend that the product discussed on page 54 has reached the end of its product life cycle. In addition, the Company believes that there is no product that represents a significant portion of the Company’s revenue that has reached the end of its product life cycle in the near term, even though there is always a risk that any product could be impacted by factors outside of the Company’s control. The Company believes that the current disclosure is appropriate as the Company cannot predict the impact and timing of any such product transition.

Results of Operations, page 57

Comparison of the Years Ended December 31, 2015 and 2016, page 59

3.	Please discuss the reasons for the higher selling price in the data center market. Also tell us about any known price decreases taking effect in periods after the reported period for this or any other market; include the magnitude of the decrease.

In response to the Staff’s comment, the Company has revised the disclosure on page 63 of the Sixth Amended DRS to provide the explanations requested by the Staff.

4.	We see that your gross profit increased by 12 points in fiscal 2016 compared to fiscal 2015. You explain that this is due to yield improvement and cost reductions from your supply chain. Please revise to disclose more specific details of the significant increase, including a discussion of specific yield improvements and cost reductions and how each was achieved.

In response to the Staff’s comment, the Company has revised the disclosure on page 63 of the Sixth Amended DRS to provide the explanations requested by the Staff.

U.S. Securities and Exchange Commission

May 16, 2017

Quarterly Revenue Trends, page 65

5.	Please disclose the reasons for the decreased revenue from the enterprise infrastructure market.

In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Sixth Amended DRS to provide the explanation requested by the Staff.

Director Compensation Program, page 105

6.	Please reconcile the disclosure about compensation in the first paragraph of this section with the compensation mentioned in the table in this section.

The Company respectfully informs the Staff that there is no discrepancy in the referenced disclosure regarding cash compensation. In response to the Staff’s comment, the Company has revised the disclosure on page 108 and 109 of the Sixth Amended DRS to provide clarification with respect to the timing of receipt of equity compensation.

Summary Compensation Table, page 107

7.	Please clarify why a 2014 bonus would be paid in 2016 as mentioned in footnote (3).

The Company has corrected the amount of Mr. Aalaei’s bonus payment for 2016 disclosed on page 110 to $42,000, which represents the amount of accrued interest on outstanding promissory notes then owed by Mr. Aalaei to the Company that was forgiven in 2016 in lieu of a bonus payment to Mr. Aalaei in 2016.

Mr. Voll, page 111

8.	Please expand your prospectus disclosure to describe the compensation to be paid to Mr. Voll if he resigns for good reason as mentioned in exhibit 10.7.

In response to the Staff’s comment, the Company has revised the disclosure on page 114 of the Sixth Amended DRS to describe the compensation to be paid to Mr. Voll if he resigns for good reason.

Agreements with GLOBALFOUNDRIES U.S. Inc., page 123

9.	Your response to prior comment 4 appears to indicate that you have agreed to pay a related person an amount that may be material for a contract that is immaterial in significance. It is unclear why such a contract ordinarily accompanies the kind of business you conduct. Please expand your response to tell us whether the agreement contains only terms, including royalty rates, similar to those in agreements that you have with licensors that are not related to you. Also please reconcile your response that the licensed intellectual property is immaterial in significance and could be replaced by otherwise available technology with your disclosure on page 85 indicating that the technology supports a “breakthrough,” and tell us the amount of time it would take to create a product that is ready for market with replacement technology.

As previously indicated, Item 601(b)(10) of Regulation S-K provides that “If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance [emphasis added]: (A) Any contract to which … security holders named in the registration statement or report….” The Company respectfully

U.S. Securities and Exchange Commission

May 16, 2017

advises the Staff that licensing IP technologies is an ordinary course of business activity for semiconductor and other technology companies, including the Company, which need to cross-license or license IP in order to conform to universal architectures. In addition, the terms of the license agreement with the related party are substantially similar to the terms of other license agreements entered into by the Company with non-related parties. The Company reiterates its belief that the licensing agreement is also immaterial to the Company in both amount and significance. Upon re-examination of its books and records following the Staff’s Comment, the Company has concluded that payments due to the counterparty under the license agreement have not been historically significant to the Company as such payments accounted for approximately 2% of its revenue for the year ended December 31, 2016 and less than 0.3% of its revenue for the three months ended March 31, 2017. Further, the Company expects that such payments will continue to be insignificant to the Company in future periods. In response to the Staff’s comment as to the license agreement’s purported significance, the Company has revised the disclosure on page 88 of the Sixth Amended DRS to clarify that the description of “breakthrough technologies” in the Sixth Amended DRS relates mainly to the Company’s proprietary technologies and core expertise. Therefore, Item 601(b)(10) of Regulation S-K would not require the agreement to be filed as an exhibit to the Sixth Amended DRS.

10.	Please disclose the dollar amount involved in the transactions mentioned in the paragraph you added at the end of this section during each period required to be addressed by Instruction 1 to Regulation S-K Item 404. Also clarify the nature of the services that the related person provided.

In response to the Staff’s comment, the Company has revised the disclosure on page 126 of the Sixth Amended DRS to describe dollar amount of the related party transactions.

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The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (212) 479-6495 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Joshua A. Kaufman

Joshua A. Kaufman

Cooley LLP

Cc:	Faraj Aalaei, Aquantia Corp.
Mark Voll, Aquantia Corp.
Babak Yaghmaie, Cooley LLP
Robert Phillips, Cooley LLP
Alison Haggerty, Cooley LLP